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Fit Wellness LLC dba Wellness For Humanity

Health Services

3232 Peachtree Rd NE, Atlanta, GA 30305
Atlanta, GA
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INVESTMENT OPPORTUNITY
Fit Wellness LLC dba Wellness For Humanity is seeking investment to expand their Covid-19 testing centers.
Expanding LocationOperating Pop-upsAdding A LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.35 for the next $25,000 invested.
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Business Overview

Wellness For Humanity (www.W4Humanity.com) is a national private provider of on-site Covid-19 mass testing for US companies and their employees with a mission of bringing American employees back to work safely through exclusive, private, comprehensive, recurring, monitored and managed testing at your company's location with a streamlined app technology platform for employer/employee monitoring, tracking and communication. Consider our service a "Fast Pass" for Covid-19 testing for employees.

The Team
Felippe Marques
Co-owner

Felippe is a graduate of the Georgia Institute of Technology (GA Tech) where he earned a Master's Degree in Environmental Science. After a 30 year career in the corporate environmental and energy efficiency industry in the Business Development arena, working with large Fortune 500 companies such as Coca-Cola, GE, and Hilton Worldwide, Felippe made the decision to become an entrepreneur as a multi-unit franchisee owner of F45 Training, a global group fitness franchise, with his long term business partner, Greg Chickneas. Within 6 months, Felippe and Greg's F45 Buckhead Atlanta studio became the highest grossing F45 studio in the world out of a portfolio of over 1700.

When Covid-19 hit in March 2020, group fitness was not the optimal business to be in. Felippe and Greg were required to mandatorily close their F45 studios and after opening 60 days later, membership and revenue dropped significantly due to fear and spacing requirements. While still owning and operating F45 studios, Felippe and Greg were introduced to Wellness For Humanity (W4H) by one of their investors and immediately saw the potential to help the community nationally on a large scale and appreciated the business model.

Felippe's role at Wellness for Humanity is primarily national corporate account business development, sales and management, as well as financing and fundraising. Felippe manages and focuses on the larger corporate accounts with 1000 plus employees and locations in multiple states. His clients are large corporations, hospitals, schools and school districts and large event management companies. His focus is on accelerating large scale testing for large accounts to get Americans back to work, school and life - in person, not virtually - so that the new normal is manageable through testing and technology.

Greg Chickneas
Co-owner

Greg Chickneas brings over 15 years professional experience in business, construction project management and energy efficiency solutions. Greg was the national director of lighting for Gexpro, a subsidiary of GE, with over 100 sales teams under him globally and thousands of suppliers trying to push their products into large scale distribution. He also is a serial entrepreneur. He started his first business while in college, a highly successful e-commerce automotive aftermarket parts company targeting Nissan vehicle owners. He grew the gross sales to over $5MM in less than 5 years and then joined the corporate world with Felippe at GE.

In 2016, Greg and Felippe left the corporate world together to start their first entrepreneurial endeavor of many with F45 Training, as franchisees, and became immediately successful, establishing their first F45 studio as the highest grossing F45 studio in the world within 6 months. While still owning and operating F45 studios, Felippe and Greg were introduced to Wellness For Humanity (W4H) by one of their investors and immediately saw the potential to help the community nationally on a large scale and appreciated the business model.

Greg's role at Wellness for Humanity is primarily operations and management. Greg is responsible for opening and managing Wellness For Humanity locations and implementing a playbook that includes everything from staff sourcing, product pricing, marketing, accounting, employee management, supply management and overall daily management operations of our first W4H Buckhead Atlanta wellness clinic and all expansion centers to come. He is an exceptional operator who always brings impressive results.

This is a preview. It will become public when you start accepting investment.

Wellness For Humanity was established in March 2020 in direct response to the Covid-19 pandemic. A group of social entrepreneurs with medical backgrounds and healthcare experience, with access to CLIA high complexity labs and FDA authorized Covid-19 tests, pivoted from their existing bio-hacking enterprises to create a needed solution.

Our number one mission at Wellness For Humanity is to get the American economy and businesses up and running again – in person, not virtually. We believe consistent antibody testing and PCR testing, as needed, can help corporations keep their employees safe and ready to return to work. We know time is money and worrying about potential staff outbreaks, lag time waiting on results, or paying exorbitant employee Paid Time Off can take a toll on many businesses. Wellness for Humanity is here to bring America people back to normal- a new normal of living and working safely during a pandemic. It can be done and we are doing it.

Our Value Proposition

1. Rapid response test results. Antibody (serology) test results in 10 minutes and PCR (molecular) swab test results delivered within 24 to 48 hours.

2. No lines to get tested. All testing is scheduled and by appointment only.

3. A tech platform, TrustPass, that creates a QR code for each employee to meet specific health credentials and milestones to achieve an "Immunity Passport" to return to work, all via an on phone app.

4. Recurring testing every 7 to 14 days to maintain employee immunity status through TrustPass

5. A brick and mortar clinic, located right on the corner of Peachtree and Piedmont in Buckhead Atlanta.

6. Testing that comes to you at your preferred location

7. PPE supplies in bulk

Additional Background

My business partner and I have invested $150,000 USD to open our first Wellness For Humanity location in Buckhead, Atlanta, and we have invested an additional $60K into our next expansion Wellness Center, soon to open in Miami, FL.

To date, we have had media coverage from WBS television, Fox News, and I Heart Radio. Articles and news coverage is coming out in the next week or so.

We are a unique business in the United States. We are the only national private provider of Covid-19 testing services that promises no lines to get tested, rapid response results within 24 to 48 hours, and the ability to mobilize to test corporations at their preferred location nationally.

Expansion Plan

The capital that we seek to raise will be spent entirely on the expansion of our next Wellness For Humanity (W4H) Center in Atlanta and the growth of our existing W4H Center in Buckhead Atlanta. These funds include the costs of a commercial lease for the next Atlanta brick and mortar retail location, the build-out of the next W4H Atlanta Wellness Center, as well as staffing, marketing, business license & building permits fees, Certificate of Occupancy expenses, Insurance, and working capital for our next W4H Atlanta Wellness Center. These funds will also be spent on additional working capital for our existing Buckhead Atlanta W4H Wellness Center. After Atlanta has two facilities up and running, the business will expand to Miami and then Las Vegas.

The capital raised on Mainvest will help us to open our next Wellness For Humanity center which will generate revenue for multiple expansion Covid-19 wellness centers. It will also help us to establish a brand that will offer many other wellness and immunity solutions beyond Covid-19 testing and communication.

In the Press

https://www.globenewswire.com/news-release/2020/08/18/2080194/0/en/Getting-Americans-Back-to-Normal-with-Wellness-for-Humanity-and-TrustPass.html

https://www.khon2.com/coronavirus/wellness-for-humanity-using-science-and-technology-to-provide-more-coronavirus-resources-to-hawaii/

https://www.wsbradio.com/news/health/rapid-covid-19-testing-site-opens-atlanta/f6911539-67b9-4d2a-8d89-fc3dc4fbeac6/

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on October 28, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Expansion of single Covid-19 testing site $47,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name Fit Wellness LLC dba Wellness For Humanity
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.35×
Investment Multiple 1.25×
Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2022

Documents

2020 Balance Sheet

Financial Forecasts

W4H SWOT Analysis (2).pdf

W4H Value Proposition.pdf

W4H Offering Summary.pdf

Healgen-rapid-test-brochure-1.pdf

Antigen TrustPass.pdf

Fluidigm Viral RNA.pdf

TEST KIT SUMMARY SPREADSHEET.pdf

Felippe Marques Resume.pdf

Greg Chickneas Resume.pdf

CODX PCR TEST.jpg

Financial Condition

We have approximately $130,000 in credit card debt related to the opening of our first Wellness For Humanity site in Atlanta.

We have 1 month of operating history.

Risk Factors

Technology advancement distribution and/or access inequities

Covid-19 Vaccine distribution or access inequities

Return to Work (RTW) demand decreases due to govt. legislation, fear campaigns medical and political misinformation

At home Covid-19 test kits without technician support (i.e. inaccurate results)

Real estate market improvement

Increased efficacy and result speed of public testing operations

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fit Wellness LLC dba Wellness For Humanity to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Fit Wellness LLC dba Wellness For Humanity operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Fit Wellness LLC dba Wellness For Humanity is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fit Wellness LLC dba Wellness For Humanity competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fit Wellness LLC dba Wellness For Humanity's core business or the inability to compete successfully against the with other competitors could negatively affect Fit Wellness LLC dba Wellness For Humanity's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Fit Wellness LLC dba Wellness For Humanity's management or vote on and/or influence any managerial decisions regarding Fit Wellness LLC dba Wellness For Humanity. Furthermore, if the founders or other key personnel of Fit Wellness LLC dba Wellness For Humanity were to leave Fit Wellness LLC dba Wellness For Humanity or become unable to work, Fit Wellness LLC dba Wellness For Humanity (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fit Wellness LLC dba Wellness For Humanity and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fit Wellness LLC dba Wellness For Humanity is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Fit Wellness LLC dba Wellness For Humanity might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fit Wellness LLC dba Wellness For Humanity is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Fit Wellness LLC dba Wellness For Humanity

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fit Wellness LLC dba Wellness For Humanity's financial performance or ability to continue to operate. In the event Fit Wellness LLC dba Wellness For Humanity ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fit Wellness LLC dba Wellness For Humanity nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Fit Wellness LLC dba Wellness For Humanity will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fit Wellness LLC dba Wellness For Humanity is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fit Wellness LLC dba Wellness For Humanity will carry some insurance, Fit Wellness LLC dba Wellness For Humanity may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fit Wellness LLC dba Wellness For Humanity could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fit Wellness LLC dba Wellness For Humanity's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Fit Wellness LLC dba Wellness For Humanity's management will coincide: you both want Fit Wellness LLC dba Wellness For Humanity to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Fit Wellness LLC dba Wellness For Humanity to act conservative to make sure they are best equipped to repay the Note obligations, while Fit Wellness LLC dba Wellness For Humanity might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Fit Wellness LLC dba Wellness For Humanity needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fit Wellness LLC dba Wellness For Humanity or management), which is responsible for monitoring Fit Wellness LLC dba Wellness For Humanity's compliance with the law. Fit Wellness LLC dba Wellness For Humanity will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fit Wellness LLC dba Wellness For Humanity is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fit Wellness LLC dba Wellness For Humanity fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fit Wellness LLC dba Wellness For Humanity, and the revenue of Fit Wellness LLC dba Wellness For Humanity can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fit Wellness LLC dba Wellness For Humanity to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Fit Wellness LLC dba Wellness For Humanity. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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